UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Advanced Accelerator Applications S.A.
(Name of Issuer)

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

00790T100**
(CUSIP Number)

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

CUSIP No. 00790T100	13G	Page 2 of 9 Pages

1.		NAMES OF REPORTING PERSONS Andrea Ruben Osvaldo Levi
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
3,426,000
	6.	SHARED VOTING POWER
1,950,000
	7.	SOLE DISPOSITIVE POWER
3,426,000
	8.	SHARED DISPOSITIVE POWER
1,950,000
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,376,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*		☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%(1)
12.		TYPE OF REPORTING PERSON*
IN

(1) Based on 78,556,211 ordinary shares outstanding as of December 31, 2015.

CUSIP No. 00790T100	13G	Page 3 of 9 Pages

1.		NAMES OF REPORTING PERSONS PARABENSA S.R.L.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
1,000,000
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
1,000,000
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*		☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(1)
12.		TYPE OF REPORTING PERSON*
CO

(1) Based on 78,556,211 ordinary shares outstanding as of December 31, 2015.

CUSIP No. 00790T100	13G	Page 4 of 9 Pages

1.		NAMES OF REPORTING PERSONS DAL 1802 ECSAT S.R.L.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
950,000
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
950,000
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*		☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2%(1)
12.		TYPE OF REPORTING PERSON*
CO

(1) Based on 78,556,211 ordinary shares outstanding as of December 31, 2015.

Item 1(a). Name of Issuer:

Advanced Accelerator Applications S.A. (“AAA”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

20 rue Diesel, 01630 Saint Genis Pouilly, France

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by Andrea Ruben Osvaldo Levi, PARABENSA S.R.L. and DAL 1802 ECSAT S.R.L.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of Andrea Ruben Osvaldo Levi is: Corso D’Azeglio 21, Torino 10126, Italy.

The principal business address of PARABENSA S.R.L. is: Corso D’Azeglio 21, Torino 10126, Italy.

The principal business address of DAL 1802 ECSAT S.R.L. is: Via Principe Amedeo 11, Torino 10123, Italy.

Item 2(c). Citizenship:

Mr. Levi is an Italian citizen.

PARABENSA S.R.L. is a limited liability company (Società a Responsabilità Limitada) organized under the laws of Italy.

DAL 1802 ECSAT S.R.L. is a limited liability company (Società a Responsabilità Limitada) organized under the laws of Italy.

Item 2(d). Title of Class of Securities:

Ordinary Shares, par value €0.10 per share (the “Ordinary Shares”).

Item 2(e). CUSIP Number:

00790T100. This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Mr. Levi directly owns 3,426,000 Ordinary Shares.

PARABENSA S.R.L. directly owns 1,000,000 Ordinary Shares.

DAL 1802 ECSAT S.R.L. directly owns 950,000 Ordinary Shares.

(b) Percent of class:

Mr. Levi owns 6.8% of the outstanding Ordinary Shares of AAA, based on the 78,556,211 Ordinary Shares outstanding as of December 31, 2015.

PARABENSA S.R.L. owns 1.3% of the outstanding Ordinary Shares of AAA, based on the 78,556,211 Ordinary Shares outstanding as of December 31, 2015.

DAL 1802 ECSAT S.R.L. owns 1.2% of the outstanding Ordinary Shares of AAA, based on the 78,556,211 Ordinary Shares outstanding as of December 31, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Mr. Levi has sole voting power of 3,426,000 Ordinary Shares.

PARABENSA S.R.L. has sole voting power of 0 Ordinary Shares.

DAL 1802 ECSAT S.R.L. has sole voting power of 0 Ordinary Shares.

(ii)	Shared power to vote or to direct the vote:

Mr. Levi has shared voting power of (i) 1,000,000 Ordinary Shares through PARABENSA S.R.L., in which he a 95% ownership stake and is the sole director, and (ii) 950,000 Ordinary Shares through DAL 1802 ECSAT S.R.L., in which he has a 99.96% ownership stake and is one of three directors. In total, Mr. Levi may be deemed to have shared voting power of 1,950,000 Ordinary Shares.

PARABENSA S.R.L. has shared voting power of 1,000,000 Ordinary Shares.

DAL 1802 ECSAT S.R.L. has shared voting power of 950,000 Ordinary Shares.

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Levi has sole power to dispose of 3,426,000 Ordinary Shares.

PARABENSA S.R.L. has sole power to dispose of 0 Ordinary Shares.

DAL 1802 ECSAT S.R.L. has sole power to dispose of 0 Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Mr. Levi has shared power to dispose of (i) 1,000,000 Ordinary Shares through PARABENSA S.R.L., in which he a 95% ownership stake and is the sole director, and (ii) 950,000 Ordinary Shares through DAL 1802 ECSAT S.R.L., in which he has a 99.96% ownership stake and is one of three directors. In total, Mr. Levi may be deemed to have shared power to dispose of 1,950,000 Ordinary Shares.

PARABENSA S.R.L. has shared voting power of 1,000,000 Ordinary Shares.

DAL 1802 ECSAT S.R.L. has shared voting power of 950,000 Ordinary Shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A hereto.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi

PARABENSA S.R.L.
By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi
	Title:	Director

DAL 1802 ECSAT S.R.L.
By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value €0.10 per share, of Advanced Accelerator Applications S.A. and further agree that this agreement be included as an exhibit to such filing.

In evidence thereof, each of the undersigned hereby executed this Agreement on February 9, 2016.

By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi

PARABENSA S.R.L.
By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi
	Title:	Director

DAL 1802 ECSAT S.R.L.
By:	/s/ Andrea Ruben Osvaldo Levi
	Name:	Andrea Ruben Osvaldo Levi
	Title:	Director